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FEB 27 2009

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SECU 09058686 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~031990~~ 45593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paradigm Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1480 Kendale Blvd.
(No. and Street)

East Lansing	MI	48826
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Shipman 517-337-5423
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner Costerisan P.C.
(Name – *if individual, state last, first, middle name*)

2425 Grand River Ave, Suite 1	Lansing	MI	48912
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle Shipman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paradigm Equities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Michelle Shipman
Signature

Financial Principal
Title

Dee L Jeffries 2/23/09
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. Cash Flow
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEE JEFFRIES
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF LIVINGSTON
My Commission Expires April 8, 2012
Acting in the County of Ingham

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Paradigm Equities, Inc.

We have audited the accompanying statement of financial condition of Paradigm Equities, Inc. as of December 31, 2008, and the related statements of income and retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paradigm Equities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Maner, Costerisan P.C.

February 23, 2009

PARADIGM EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and equivalents	$ 4,239,730
Commissions receivable	354,815
Prepaid expense	56,955
Total current assets	4,651,500
Fixed assets, net of accumulated depreciation and amortization	12,779
Securities owned, not readily marketable	3,300
	$ 4,667,579

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 183,307
Commissions payable and related items	248,901
Due to affiliates	74,167
Total current liabilities	506,375
Common stock, no par, shares authorized 60,000 shares issued and outstanding 20,000	10,000
Additional paid in capital	20,000
Retained earnings	4,131,204
Total stockholder's equity	4,161,204
	$ 4,667,579

See notes to financial statements.

PARADIGM EQUITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Commissions	$ 4,206,721
Interest and other revenue	135,955
Total revenues	4,342,676
EXPENSES:	
Commissions	1,720,228
Operating expenses	2,524,949
Total expenses	4,245,177
Income before income taxes	97,499
INCOME TAXES	43,938
NET INCOME	53,561
RETAINED EARNINGS, beginning of year	4,377,643
DIVIDENDS	(300,000)
RETAINED EARNINGS, end of year	$ 4,131,204

See notes to financial statements.

PARADIGM EQUITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

INCREASE (DECREASE) IN CASH AND EQUIVALENTS:	
Cash flows from operating activities:	
Net income	$ 53,561
Adjustments to reconcile net income to net cash used by operating activities:	
Amortization expense	6,970
Commissions receivable	67,116
Prepaid expense	(5,496)
Accounts payable	(394,594)
Commissions payable and related items	(40,845)
Due to affiliates	(382)
Total adjustments	(367,231)
Net used by operating activities	(313,670)
Cash flows from financing activities:	
Dividends paid	(300,000)
NET DECREASE IN CASH AND EQUIVALENTS	(613,670)
CASH AND EQUIVALENTS:	
Beginning of year	4,853,400
End of year	$ 4,239,730

See notes to financial statements.

PARADIGM EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - All highly liquid investments with maturities of three months or less when purchased and money market funds are considered to be cash equivalents.

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a provision for bad debt expense based on its assessment of the current status of individual accounts. Currently no allowance for doubtful accounts is considered necessary. Balances that are still outstanding after management has used reasonable collection efforts are written off. Commissions receivable from insurance companies and mutual funds are normally settled within 30 days.

Securities owned, not readily marketable - Securities owned, not readily marketable are recorded at estimated fair value.

Fixed assets – Computer equipment is recorded at cost and depreciated over their estimated useful lives using accelerated methods. Computer software is amortized over three years. The Company's policy is to capitalize assets with lives in excess of one year and cost greater than $1,000. Costs of repairs and maintenance are charged to expense when incurred. The estimated useful lives are as follows:

Computer equipment and software	3 - 5 years

Liabilities subordinated to claims of general creditors - The Company does not have any liabilities subordinated to claims of general creditors.

Revenue recognition - Commission revenue is recognized utilizing the trade-date basis.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising - Advertising costs are expensed as incurred.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Paradigm Equities, Inc. (the "Company") was organized by the issuance of 20,000 shares of stock on January 19, 1993 for $30,000. The Company is a registered broker - dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. (FINRA).

During 1999, the Company requested and was granted permission for exemption from Securities and Exchange Commission's Rule 15(c)3-3, pursuant to Paragraph (k)(2)(i), allowing the company to transact its investment company securities and variable annuity business through a "Special Account for the Exclusive Benefit of Customers".

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, temporary cash investments and receivables.

The Company deposits its cash and temporary cash investments with financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

The Company receives commission revenues from various insurance companies and mutual funds for facilitating the Company's customers' purchase of annuities and mutual funds. The Company's customers are located primarily in the state of Michigan. For the year ending December 31, 2008, 87% of the Company's commission revenue was generated from two companies, Company A represented 46% and Company B represented 41%. Commission income accrued at year-end is normally settled within 30 days and is considered subject to minimal risk.

Registered sales representatives of the Company are covered by a collective bargaining contract which expired December 31, 2008.

NOTE 3 - FIXED ASSETS

Fixed assets consist of the following as of December 31, 2008:

Computer software	$ 116,637
Computer equipment	18,363
	135,000
Less accumulated depreciation and amortization	122,221
Net fixed assets	$ 12,779

NOTE 4 - INCOME TAXES

The Company files a consolidated federal income tax return with MEA Financial Services. Income tax expense on a separate return basis amounted to $12,582 for the year ending December 31, 2008. As of December 31, 2008, the Company had the amount due from the parent of $14,044 for income taxes, which is recorded in due to affiliates.

The Company files a combined unitary return for Michigan Business Tax with Michigan Education Association. State income tax expense on a separate return basis amounted to $31,356 for the year ending December 31, 2008. As of December 31, 2008, the Company had prepaid Michigan Business Tax of $7,533 which is recorded in prepaid expense.

Income taxes expense reported on the statement of income and retained earnings consists of the following for year ending December 31, 2008:

Federal income tax	$ 12,582
Michigan Business Tax	31,356
	$ 43,938

There are no significant temporary differences between "book" and "tax" income. The difference between federal income tax expense and the amount computed based on statutory rates is attributed to the surtax exemption and other permanent differences.

NOTE 5 - RELATED PARTY TRANSACTIONS

Transactions with
MEA Financial Services, Inc. (Financial Services)

The Company has entered into an agreement with Financial Services, its parent company, whereby Financial Services will provide executive support, office space, equipment, administrative and clerical support to the Company. The Company incurred $1,896,000 for such services for the year ending December 31, 2008.

In addition to the above agreement, the Company paid Financial Services approximately $45,000, in miscellaneous reimbursements, including the purchase of insurance.

Transactions with the Michigan Education Association (MEA)
(Sole stockholder of MEA Financial Services)

MEA serves as a "common paymaster" on behalf of all of its affiliated entities. Reimbursements paid to MEA, which are based on actual compensation and payroll taxes and various other reimbursements, amounted to approximately $1,925,000 for the year ending December 31, 2008.

NOTE 5 - RELATED PARTY TRANSACTIONS (Concluded)

Year End Inter-Company Balances

Amounts due to (from) affiliates at December 31, 2008 are as follows:

MEA Financial Services	$ (12,770)
MEA	86,937
	$ 74,167

NOTE 6 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Paradigm paid approximately $27,000 to Financial Services for federal income taxes during the year ending December 31, 2008.

NOTE 7 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission which requires that regulatory net capital, as defined, shall be equal to the greater of $25,000 or a ratio of 15:1 of aggregate indebtedness to regulatory net capital, as defined. Regulatory net capital and aggregate indebtedness change from day to day, but at December 31, 2008, the Company had regulatory net capital of $3,863,143, which was $3,829,385 in excess of its required capital of $33,758. The Company's regulatory net capital ratio was .13:1.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of Paradigm Equities, Inc. as of and for the year ending December 31, 2008 and have issued our report thereon dated February 23, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Maney Cortemian P.C.

February 23, 2009

SCHEDULE I
PARADIGM EQUITIES, INC.
COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1 AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

NET CAPITAL:		
Total stockholder's equity		$ 4,161,204
Deductions and/or charges:		
Non-allowable assets:		
Other assets:		
Mutual fund trailer fees	$ 25,396	
Over 30 day variable rate annuity commissions receivable	112,523	
Fixed assets	12,779	
Securities owned, not readily marketable	3,300	
Prepaid expense	56,955	210,953
Net capital before haircuts on securities positions		3,950,251
Haircuts on securities (computed, money market funds included in cash and cash equivalents)		87,108
Net capital		$ 3,863,143
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable		$ 183,307
Commissions payable and related items		248,901
Due to affiliates		74,167
Total aggregate indebtedness		$ 506,375
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3% of $506,375 pursuant to Rule 15c3-1)		$ 33,758
Excess net capital		$ 3,829,385
Ratio: Aggregate indebtedness to net capital		.13 : 1

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by the Company and included in the unaudited Part IIA Focus Report Filing as of the same date.

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A
BROKER DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3

Board of Directors
Paradigm Equities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Paradigm Equities, Inc., East Lansing, Michigan, (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America,, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial date reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Marcum Coleman P.C.

February 23, 2009

PARADIGM EQUITIES, INC.

REPORT ON FINANCIAL STATEMENTS
(with supplementary information required by rule 17a-5 of the Securities and Exchange Commission)

YEAR ENDED DECEMBER 31, 2008

CONTENTS